EXHIBIT 99.1

Shopify Announces First-Quarter 2019 Financial Results
First-Quarter Revenue and GMV Grow 50% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada - April 30, 2019 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading multi-channel commerce platform, today announced strong financial results for the quarter ended March 31, 2019.

“The information age is rapidly changing how commerce is done and by whom,” said Tobi Lütke, Shopify’s CEO. “By harnessing these changes to empower entrepreneurs, Shopify is meeting a need that is not only global and growing, but that is likely to continue growing for the foreseeable future.”

“We’re off to an incredible start this year, as more merchants around the globe choose Shopify to start, grow, and manage their businesses,” said Amy Shapero, Shopify’s CFO. “Entrepreneurs and enterprises alike recognize that Shopify’s merchant-driven mission helps them build their most successful business and thrive in an ever-changing retail landscape. That’s why we continue to invest in our platform, expanding our product and feature set, and the overall Shopify experience - making commerce easier, more accessible, and better for everyone, everywhere.”

First-Quarter Financial Highlights

•	Total revenue in the first quarter was $320.5 million, a 50% increase from the comparable quarter in 2018.

•
Subscription Solutions revenue grew 40% to $140.5 million. This increase was driven primarily by growth in Monthly Recurring Revenue[1] ("MRR"), largely due to an increase in the number of merchants joining the Shopify platform.

•	Merchant Solutions revenue grew 58%, to $180.0 million, driven primarily by the growth of Gross Merchandise Volume[2] ("GMV"), as well as by robust growth in Shopify Capital and Shopify Shipping.

•
MRR as of March 31, 2019 was $44.2 million, up 36% compared with $32.5 million as of March 31, 2018. Shopify Plus contributed $11.3 million, or 26%, of MRR compared with 22% of MRR as of March 31, 2018.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2.Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.

•
GMV for the first quarter was $11.9 billion, an increase of $3.9 billion, or 50%, over the first quarter of 2018. Gross Payments Volume[3] ("GPV") grew to $4.9 billion, which accounted for 41% of GMV processed in the quarter, versus $3.0 billion, or 38%, for the first quarter of 2018.

•	Gross profit dollars grew 46%, to $180.3 million, compared with the $123.8 million recorded for the first quarter of 2018.

•	Operating loss for the first quarter of 2019 was $35.8 million, or 11% of revenue, versus a loss of $20.3 million, or 9% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[4] for the first quarter of 2019 was 0.4% of revenue, or $1.4 million; adjusted operating loss for the first quarter of 2018 was 0.1% of revenue, or $0.2 million.

•	Net loss for the first quarter of 2019 was $24.2 million, or $0.22 per share, compared with $15.9 million, or $0.16 per share, for the first quarter of 2018.

•	Adjusted net income[4] for the first quarter of 2019 was $10.3 million, or $0.09 per share, compared with adjusted net income of $4.2 million, or $0.04 per share, for the first quarter of 2018.

•	At March 31, 2019, Shopify had $2.0 billion in cash, cash equivalents and marketable securities, compared with $1.97 billion on December 31, 2018.

First-Quarter Business Highlights

•
Shopify launched Shopify Studios, a full-service TV and film content development and production house, with the goal of redefining and inspiring entrepreneurship through accessible, relevant, and entertaining content, paving the path for future business owners and innovators.

•	Shopify launched a multi-currency feature for Shopify Plus merchants using Shopify Payments, enabling these merchants to sell in multiple currencies and get paid in their local currency.

•	Shopify Shipping adoption continued to climb, with more than 40% of eligible merchants in the United States and Canada using Shopify Shipping in the quarter.

•
Purchases from merchants’ stores coming from mobile devices versus desktop continued to climb in the quarter, accounting for 79% of traffic and 69% of orders for the three months ended March 31, 2019, versus 75% and 64%, respectively, for the first quarter of 2018.

•
Shopify Capital issued $87.8 million in merchant cash advances and loans in the first quarter of 2019, an increase of 45% versus the $60.4 million issued in the first quarter of last year. Shopify Capital has grown to approximately $535 million in cumulative cash advanced since its launch in April 2016 through the first quarter of 2019, approximately $107 million of which was outstanding on March 31, 2019.

Subsequent to the close of our first quarter:

•
Shopify launched its new retail hardware collection including the Tap & Chip Reader, Dock and Stand to help merchants deliver a better retail experience with the most flexible, seamless in-person selling solution.

3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Please refer to "Non-GAAP Financial Measures" in this press release.

•
Shopify launched its first integrated brand campaign, "Let’s Make You a Business", in 12 North American markets aimed at raising brand awareness for Shopify and encouraging the next wave of independent business owners to turn their big ideas into businesses.

•
Shopify launched native language capabilities on its platform in Dutch and Simplified Chinese to merchants in a limited beta, bringing the total number of languages in which the Shopify platform is available to nine.

•
Shopify hosted its first Commerce+ event in Sydney, Australia, attended by several top local merchants to discuss how Shopify Plus provides a centralized commerce platform for today’s high-growth and high-volume businesses.

Financial Outlook
The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see "Forward-looking Statements" below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations. As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. All numbers provided in this section are approximate.

For the full year 2019, Shopify currently expects:

•	Revenues in the range of $1.48 billion to $1.50 billion

•	GAAP operating loss in the range of $130 million to $140 million

•	Adjusted operating income[4] in the range of $20 to $30 million , which excludes stock-based compensation expenses and related payroll taxes of $160 million

For the second quarter of 2019, Shopify currently expects:

•	Revenues in the range of $345 million to $350 million

•	GAAP operating loss in the range of $46 million to $48 million

•	Adjusted operating loss[4] in the range of $6 million to $8 million, which excludes stock-based compensation expenses and related payroll taxes of $40 million

Quarterly Conference Call
Shopify’s management team will hold a conference call to discuss our first-quarter results today, April 30, 2019, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s First-Quarter 2019 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its First-Quarter 2019 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify
Shopify is the leading multi-channel commerce platform. Merchants use Shopify to design, set up, and manage their stores across multiple sales channels, including mobile, web, social media, marketplaces, brick-and-mortar locations, and pop-up shops. The platform also provides merchants with a powerful back-office and a single view of their business, from payments to shipping. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Headquartered in Ottawa, Canada, Shopify currently powers over 800,000 businesses in approximately 175 countries and is trusted by brands such as Unilever, Kylie Cosmetics, Allbirds, MVMT, and many more.

Non-GAAP Financial Measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding our financial and operating performance.

Adjusted operating loss/income, non-GAAP operating expenses, adjusted net loss/income and adjusted net loss/income per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements
This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as "expects", "continue", "will", "anticipates" and "intends" or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship; (x) evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations; (xi) our potential inability to hire, retain and motivate qualified personnel; (xii) international sales and the use of our platform in various countries; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Julie Nicholson
Senior Director, Investor Relations	Director of Communications
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Revenues
Subscription solutions	140,451	100,198
Merchant solutions	180,031	114,142
	320,482	214,340
Cost of revenues
Subscription solutions	27,985	23,160
Merchant solutions	112,206	67,338
	140,191	90,498
Gross profit	180,291	123,842
Operating expenses
Sales and marketing	105,022	75,784
Research and development	76,355	47,716
General and administrative	34,704	20,675
Total operating expenses	216,081	144,175
Loss from operations	(35,790)	(20,333)

Other income	11,639	4,431
Net loss	(24,151)	(15,902)
Other comprehensive income (loss), net of tax	9,274	(6,834)
Comprehensive loss	(14,877)	(22,736)
Basic and diluted net loss per share attributable to shareholders	(0.22)	(0.16)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	110,921,276	102,256,644

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s except share amounts, unaudited)

	As at
	March 31, 2019	December 31, 2018
	$	$
Assets
Current assets
Cash and cash equivalents	410,446	410,683
Marketable securities	1,586,568	1,558,987
Trade and other receivables, net	40,413	41,347
Merchant cash advances and loans receivable, net	106,834	91,873
Other current assets	29,701	26,192
	2,173,962	2,129,082
Long-term assets
Property and equipment, net	70,833	61,612
Intangible assets, net	24,156	26,072
Right-of-use assets	90,128	—
Goodwill	43,672	38,019
	228,789	125,703
Total assets	2,402,751	2,254,785
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	125,025	96,956
Deferred revenue	42,746	39,180
Lease liabilities	5,243	2,552
	173,014	138,688
Long-term liabilities
Deferred revenue	2,011	1,881
Lease liabilities	98,863	22,316
Deferred tax liability	945	1,132
	101,819	25,329
Commitments and contingencies
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 99,192,227 and 98,081,889 issued and outstanding; unlimited Class B multiple voting shares authorized, 12,290,300 and 12,310,800 issued and outstanding	2,265,240	2,215,936
Additional paid-in capital	69,153	74,805
Accumulated other comprehensive loss	(2,942)	(12,216)
Accumulated deficit	(203,533)	(187,757)
Total shareholders’ equity	2,127,918	2,090,768
Total liabilities and shareholders’ equity	2,402,751	2,254,785

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
Cash flows from operating activities
Net loss for the period	(24,151)	(15,902)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Amortization and depreciation	6,832	7,582
Stock-based compensation	31,164	17,925
Provision for uncollectible receivables related to merchant cash advances and loans receivable	3,156	1,582
Unrealized foreign exchange (gain) loss	60	(128)
Changes in operating assets and liabilities:
Trade and other receivables	(10,551)	(8,161)
Merchant cash advances and loans receivable	(18,117)	(18,009)
Other current assets	(2,917)	(2,193)
Accounts payable and accrued liabilities	33,912	11,571
Deferred revenue	3,696	2,427
Lease assets and liabilities	1,260	1,431
Net cash provided (used) by operating activities	24,344	(1,875)
Cash flows from investing activities
Purchase of marketable securities	(700,052)	(933,307)
Maturity of marketable securities	679,467	347,902
Acquisitions of property and equipment	(9,552)	(5,405)
Acquisitions of intangible assets	(1,440)	(5,447)
Acquisition of businesses, net of cash acquired	(5,715)	—
Net cash used by investing activities	(37,292)	(596,257)
Cash flows from financing activities
Proceeds from the exercise of stock options	12,056	6,294
Proceeds from public offering, net of issuance costs	—	646,984
Net cash provided by financing activities	12,056	653,278
Effect of foreign exchange on cash and cash equivalents	655	(245)
Net increase (decrease) in cash and cash equivalents	(237)	54,901
Cash and cash equivalents – Beginning of Period	410,683	141,677
Cash and cash equivalents – End of Period	410,446	196,578

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
GAAP Gross profit	180,291	123,842
% of Revenue	56%	58%
add: stock-based compensation	714	426
add: payroll taxes related to stock-based compensation	100	63
Non-GAAP Gross profit	181,105	124,331
% of Revenue	57%	58%

GAAP Sales and marketing	105,022	75,784
% of Revenue	33%	35%
less: stock-based compensation	6,835	4,038
less: payroll taxes related to stock-based compensation	810	731
Non-GAAP Sales and marketing	97,377	71,015
% of Revenue	30%	33%

GAAP Research and development	76,355	47,716
% of Revenue	24%	22%
less: stock-based compensation	18,115	10,865
less: payroll taxes related to stock-based compensation	1,808	1,051
Non-GAAP Research and development	56,432	35,800
% of Revenue	18%	17%

GAAP General and administrative	34,704	20,675
% of Revenue	11%	10%
less: stock-based compensation	5,500	2,596
less: payroll taxes related to stock-based compensation	531	345
Non-GAAP General and administrative	28,673	17,734
% of Revenue	9%	8%

GAAP Operating expenses	216,081	144,175
% of Revenue	67%	67%
less: stock-based compensation	30,450	17,499
less: payroll taxes related to stock-based compensation	3,149	2,127
Non-GAAP Operating Expenses	182,482	124,549
% of Revenue	57%	58%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2019	March 31, 2018
	$	$
GAAP Operating loss	(35,790)	(20,333)
% of Revenue	(11)%	(9)%
add: stock-based compensation	31,164	17,925
add: payroll taxes related to stock-based compensation	3,249	2,190
Adjusted Operating loss	(1,377)	(218)
% of Revenue	—%	—%

GAAP Net loss	(24,151)	(15,902)
% of Revenue	(8)%	(7)%
add: stock-based compensation	31,164	17,925
add: payroll taxes related to stock-based compensation	3,249	2,190
Adjusted Net income	10,262	4,213
% of Revenue	3%	2%

GAAP net loss per share attributable to shareholders	(0.22)	(0.16)
add: stock-based compensation	0.28	0.18
add: payroll taxes related to stock-based compensation	0.03	0.02
Adjusted net income per share attributable to shareholders	0.09	0.04
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	110,921,276	102,256,644